UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 26, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 26, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 16-10-TR	Date:	April 26, 2016

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2016

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported profit attributable to shareholders of $94 million ($0.16 per share) compared with $68 million ($0.12 per share) a year ago. Adjusted profit attributable to shareholders was $18 million, or $0.03 per share, compared with $64 million, or $0.11 per share in 2015.

“Again our operations performed well by reducing our costs while maintaining production volumes,” said Don Lindsay, President and CEO. “Notwithstanding that the commodity cycle continues to be challenging, we are encouraged by the change in direction in steelmaking coal and zinc prices.”

Highlights and Significant Items

—	Profit attributable to shareholders was $94 million and EBITDA was $517 million in the first quarter.

—	Gross profit before depreciation and amortization was $464 million in the first quarter compared with $685 million in the first quarter of 2015.

—	Cash flow from operations was $373 million in the first quarter of 2016 compared with $374 million a year ago.

—	We have reached agreements with the majority of our steelmaking coal customers for the second quarter of 2016, based on a quarterly benchmark of US$84 per tonne for the highest quality product, and we expect total sales in the second quarter, including spot sales, to be at least 6.5 million tonnes of steelmaking coal. As current spot prices are significantly higher than the quarterly contract price, we expect our realized price for the second quarter to be within 95% of the current quarterly benchmark.

—	Construction of the Fort Hills oil sands project is more than 55% complete and progressing substantially on budget and in accordance with the project schedule. As at April 25, our remaining cash funding to complete the project is $1.0 billion.

—	Our liquidity remains strong at over $5.1 billion inclusive of $1.3 billion in cash at April 25, 2016 and US$3.0 billion of undrawn, committed credit facilities. Our cash balance is in line with expectations and consistent with our goal of finishing the year with more than $500 million.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014
	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	We continue to achieve significant reductions of our cash unit costs at our operations. Steelmaking coal unit costs, including transportation charges, decreased to CAD$77 (US$56) per tonne in the first quarter compared with CAD$85 (US$68) per tonne a year ago, while copper cash unit costs after by-product credits declined to US$1.29 per pound from US$1.53 per pound from a year ago.

—	All of our operations were cash positive after sustaining capital and capitalized stripping in the first quarter, with the exception of Pend Oreille.

—	In the first quarter of 2016, we achieved a number of production records at our operations.

—	Union employees at Antamina ratified a new three-year labour agreement in January and union employees at Coal Mountain ratified a new four-year labour agreement in March.

2    Teck Resources Limited 2016 First Quarter News Release

This management’s discussion and analysis is dated as at April 26, 2016 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2016 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2015. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2015, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our financial results in the first quarter were significantly affected by lower prices for our principal products. Steelmaking coal, copper and zinc prices in the first quarter were 29%, 20% and 19% lower, respectively in U.S. dollar terms, compared with a year ago. Concerns regarding a slowdown in the Chinese economy combined with an oversupply of certain commodities, especially steelmaking coal, have been major factors in the price declines. Partly offsetting the lower commodity prices was a stronger U.S. dollar, which has a significant positive benefit on our business, as sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar.

Volatility still persists in base metal markets, but copper and zinc prices ended the first quarter higher than the beginning of the year. However, steelmaking coal prices were 7% lower than the fourth quarter of 2015. Despite the sequential quarterly declines, the outlook for steelmaking coal prices has improved slightly with the second quarter benchmark price settling at US$84 per tonne, up from US$81 per tonne in the first quarter of 2016. While a better balance between supply and demand seems to be forming, prices remain low and we expect supply curtailments to continue to be implemented.

Despite the challenging price environment, and steelmaking coal prices that are approximately 45% lower than those experienced in the 2008/2009 financial crisis, all of our operations remained cash positive in the first quarter after sustaining capital expenditures, with the exception of Pend Oreille. This reflects our highly focused cost reduction program, which has reduced operating and capital spending across our organization. In addition, we have benefited from lower oil prices as our mining operations use a substantial amount of diesel fuel. Production in the first quarter of our principal products exceeded our targets as our operations continue to perform well.

During this cyclical downturn and period of low metal prices, we remain committed to our strategy of developing long-life assets. The Fort Hills oil sands project is expected to produce first oil by late 2017, ramp-up to full production capacity over the following year, and have a mine life of approximately 50 years. In copper, planning for the development of Quebrada Blanca Phase 2 continues. We expect to submit the Social and Environmental Impact Assessment to the authorities in mid-to-late 2016.

3    Teck Resources Limited 2016 First Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $94 million, or $0.16 per share, in the first quarter compared with $68 million or $0.12 per share in the same period a year ago. Our 2016 first quarter results included $41 million of after-tax positive pricing adjustments and commodity derivative gains as a result of rising metal prices in the period. This compares with $38 million of after-tax negative pricing adjustments and commodity derivative losses last year due to a decline in the metals market.

Adjusted profit attributable to shareholders, before items identified in the table below, was $18 million, or $0.03 per share, in the first quarter compared with $64 million or $0.11 per share in the same period last year. The decline in adjusted profit is primarily due to lower prices for our primary products. Our average realized steelmaking coal prices declined 29% to US$75 per tonne in the first quarter of 2016, while copper and zinc prices each declined by approximately 20% compared with a year ago. These U.S. dollar price declines were partly offset by the favourable effect of the stronger U.S. dollar and reduced unit costs in each of our business units.

While the U.S. dollar has generally strengthened over the past year, it weakened in the first quarter compared to the Canadian dollar. As a result, we recorded $84 million of after-tax, unrealized foreign exchange gains on our net debt in the first quarter. This compares with $18 million of after-tax foreign exchange losses last year.

Profit and Adjusted Profit

	Three months ended March 31,
($ in millions)	2016	2015

Profit attributable to shareholders as reported	$94	$68
Add (deduct):
Asset sales and provisions	(12)	(25)
Foreign exchange (gains) losses	(84)	18
Collective agreement charges	10	-
Other	10	3
Adjusted profit (1)	$18	$64
Adjusted earnings per share (1)	$0.03	$0.11
Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4    Teck Resources Limited 2016 First Quarter News Release

FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2016	2015

Revenues and profit
Revenues	$1,698	$2,024
Gross profit before depreciation and amortization (1)	$464	$685
Gross profit	$155	$348
EBITDA (1)	$517	$546
Profit attributable to shareholders	$94	$68

Cash flow
Cash flow from operations	$373	$374
Property, plant and equipment expenditures	$298	$371
Capitalized stripping costs	$159	$166
Investments	$22	$43

Balance Sheet
Cash balances	$1,485	$1,567
Total assets	$33,815	$37,566
Debt, including current portion	$9,053	$9,206
Per share amounts
Profit attributable to shareholders	$0.16	$0.12

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.6	6.8
Copper (2)	82	81
Zinc in concentrate (3)	175	166
Zinc - refined	79	75

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.5	6.8
Copper (2)	81	71
Zinc in concentrate (3)	129	152
Zinc - refined	78	73

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$75	$106
Steelmaking coal (realized CAD$/tonne)	$102	$128
Copper (LME cash - US$/pound)	$2.12	$2.64
Zinc (LME cash - US$/ pound)	$0.76	$0.94
Average exchange rate (C$ per US$1.00)	$1.37	$1.24

Gross profit margins before depreciation (1)
Steelmaking coal	24%	34%
Copper	38%	40%
Zinc	23%	28%
Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.
3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter of 2015.

5    Teck Resources Limited 2016 First Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Revenues
Steelmaking coal	$665	$865
Copper	479	523
Zinc	554	635
Energy	-	1
Total	$1,698	$2,024

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$159	$295
Copper	180	210
Zinc	125	179
Energy	-	1
Total	$464	$685

Gross profit
Steelmaking coal	$7	$109
Copper	59	97
Zinc	90	143
Energy	(1)	(1)
Total	$155	$348

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6    Teck Resources Limited 2016 First Quarter News Release

STEELMAKING COAL BUSINESS UNIT
	Three months ended March 31,
(CAD$ in millions)	2016	2015

Steelmaking coal price (realized US$/tonne)	$75	$106
Steelmaking coal price (realized CAD$/tonne)	$102	$128
Production (million tonnes)	6.6	6.8
Sales (million tonnes)	6.5	6.8
Gross profit, before depreciation and amortization	$159	$295
Gross profit	$7	$109
Property, plant and equipment expenditures	$11	$25

Performance

Gross profit before depreciation and amortization from our steelmaking coal business unit decreased by $136 million from a year ago (see table on following page), as the benefits of our cost reduction program and lower diesel prices were more than offset by lower realized steelmaking coal prices.

The average realized steelmaking coal price of US$75 per tonne was 29% lower than the first quarter of 2015, reflecting oversupplied steelmaking coal market conditions and a decline in spot price assessments. The favourable effect of a stronger U.S. dollar in the first quarter compared with a year ago partly offset the lower U.S. dollar coal price, reducing our Canadian dollar realized price by 20%. As the quarter progressed, demand from most market areas strengthened and production curtailments continued to be implemented, leading to higher sales volumes than originally expected.

First quarter production of 6.6 million tonnes was 3% lower than the same period a year ago despite record quarterly production at Line Creek and new first quarter production records at Elkview and Greenhills. While steelmaking coal production in the first quarter was lower than the comparative period, this was consistent with our 2016 production plans which are weighted more heavily to the second half of the year. Despite slightly lower production volumes, unit production costs were 10% lower this quarter than a year ago as a result of our continued cost reductions, productivity improvements and lower diesel prices.

7    Teck Resources Limited 2016 First Quarter News Release

The table below summarizes the year-over-year gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2015	$295
Increase (decrease):
Steelmaking coal price realized:
US$ price	(263)
Foreign exchange	96
Sales volume	(12)
Operating costs	48
Inventory write-down	(5)
Net decrease	(136)
As reported in current quarter	$159

Property, plant and equipment expenditures totaled $11 million in the first quarter, of which $8 million was spent on sustaining capital. Capitalized stripping costs were $95 million in the first quarter compared with $101 million a year ago.

The water quality management measures contemplated by our Elk Valley Water Quality Plan continue to be implemented. The water treatment facility built at our Line Creek Operations is fully operational and is achieving 100% of its design target for reducing nitrate and selenium concentrations in water. In addition, work continues in support of the Fording River water treatment facility which is expected to be operational by the end of 2018.

Markets

While benchmark steelmaking coal prices declined in the first quarter of 2016, spot price assessments for steelmaking coal increased from the second half of February, which ultimately led to an increase in the second quarter benchmark price. Additionally, demand for our products, both in China and the rest of the world, strengthened during the quarter. While a better balance between demand and supply seems to be forming, pricing remains low and we expect supply curtailments to continue to be implemented.

Steelmaking coal prices for the second quarter of 2016 have been agreed with the majority of our quarterly priced customers based on US$84 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions as sales are concluded.

Operations

Our cost reduction initiatives continue to produce significant results and our primary focus in 2016 is to reduce both the costs of maintenance and supplies. In addition to these key areas, we also remain focused on improvements in equipment and labour productivity, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program, including the effect of the stronger U.S. dollar on some inputs.

8    Teck Resources Limited 2016 First Quarter News Release

In the first quarter of 2016, we continued to experience the positive effects of lower diesel prices. Combined with reduced usage from a number of our cost reduction initiatives and slightly shorter haul distances, diesel costs per tonne produced have decreased by 36% compared to the first quarter of 2015.

Cost of Sales

Site cost of sales in the first quarter of 2016, before transportation, depreciation and inventory write-downs, was $43 per tonne, $6 per tonne or 12% lower than a year ago.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2016	2015

Site cost of sales	$43	$49
Transportation costs	34	36
Inventory write-down	1	-
Unit costs (1) (2)	$78	$85

	Three months ended March 31,
(amounts reported in US$ per tonne)	2016	2015

Site cost of sales	$31	$39
Transportation costs	25	29
Inventory write-down	1	-
Unit costs (1) (2)	$57	$68

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $10 per tonne charge for the amortization of capitalized stripping costs and $13 per tonne for other depreciation. In U.S. dollar terms, unit costs have fallen by $8 per tonne from $39 per tonne to $31 per tonne due to reductions in the site costs as discussed above and the positive effect of the stronger U.S. dollar when translating our Canadian costs.

Site unit costs in the first quarter were better than expected as previously described and lower than our full year guidance range of $45 to $49 per tonne.

Outlook

We are expecting coal sales in the second quarter of 2016 to exceed 6.5 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.

9    Teck Resources Limited 2016 First Quarter News Release

COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Copper price (realized – US$/pound)	$2.11	$2.67
Production (000’s tonnes)	82	81
Sales (000’s tonnes)	81	71
Gross profit, before depreciation and amortization	$180	$210
Gross profit	$59	$97
Property, plant and equipment expenditures	$32	$76

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $30 million in the first quarter compared with a year ago (see table below). This was primarily due to lower realized copper prices, partially offset by higher sales volumes and lower costs driven by the results of our cost reduction initiatives.

Copper production increased to 81,900 tonnes compared with 80,700 tonnes a year ago. Production at Highland Valley Copper was 900 tonnes higher than a year ago primarily due to higher mill throughput, while our share of production from Antamina increased by 6,000 tonnes as a result of higher grades and recoveries during the quarter. Copper production at Carmen de Andacollo was 800 tonnes higher than a year ago due to higher mill throughput and recovery. Production was lower at Quebrada Blanca due to declining grades and ore availability constraints resulting from geotechnical issues and ongoing depletion of the supergene deposit.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2015	$210
Increase (decrease):
Copper price realized (US$ price)	(119)
Sales volume	22
Co-product and by-product revenues	(29)
Unit operating costs	77
Labour settlement charge	(15)
Copper inventory write-down	5
Foreign exchange	29
Net decrease	(30)
As reported in current quarter	$180

Property, plant and equipment expenditures totaled $32 million, including $13 million for sustaining capital and $16 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $49 million in the first quarter, similar to a year ago.

10    Teck Resources Limited 2016 First Quarter News Release

Markets

LME copper prices averaged US$2.12 per pound in the first quarter of 2016, down 20% from a year ago. Copper prices remained volatile during the quarter, trading below US$2.00 per pound in January, the lowest levels since 2009. Copper prices rebounded during March, gaining US$0.35, or 18%, over the beginning of January.

Total reported exchange stocks rose 100,500 tonnes during the quarter to 0.6 million tonnes. Total reported global copper exchange stocks are now estimated to be 8.2 days of global consumption, below the estimated 25 year average of 12 days of global consumption.

Signs of improving Chinese demand in infrastructure spending, grid spending, automotive and construction floor space did provide some price support in the quarter, but the market remains skeptical, looking for additional data points to confirm strengthening growth in China.

Low copper prices continue to affect current and future mine production. Miners continue to lower costs to maintain margins and improve productivity. Global market fundamentals over the medium to long-term remain positive as low prices, lower grades and ongoing operational difficulties and project delays will continue to constrain production growth and investment, while global demand continues to grow in Europe, the U.S. and in China, the levels of that growth will determine the supply/demand fundamentals in the short term.

Operations

Highland Valley Copper

Copper production was 30,800 tonnes in the first quarter or 3% higher than a year ago, due to increased mill throughput as a result of processing softer ore from the Lornex pit. The Lornex pit is expected to be a more significant ore source for the mill going forward than in previous quarters, but at lower grades than prior ore sources. Molybdenum production of 0.9 million pounds was similar to a year ago.

Production costs were $103 million in the first quarter compared with $118 million last year with the reduction due to lower diesel costs, improvements in equipment productivity, reduced consumable usage and reduction of overtime. The substantial progress on cost savings programs resulted in unit costs declining 25% compared to a year ago. Capitalized stripping costs in the first quarter were $21 million compared with $29 million a year ago.

Antamina

Antamina achieved mill throughput of 12.4 million tonnes for the quarter, an average of 136,400 tonnes per day, 5% lower than the same period last year, primarily due to the ore types processed in the period.

Copper production in the first quarter increased by 32% compared with a year ago primarily as a result of higher grades and recovery. The mix of mill feed in the quarter was 73% copper-only ore and 27% copper-zinc ore compared to 69% and 31%, respectively, in the same period a year ago. Zinc production of 41,800 tonnes in the first quarter was lower than in the same period a year ago as reduced processing of copper-zinc ore was partially offset by higher recovery.

11    Teck Resources Limited 2016 First Quarter News Release

Operating costs in the first quarter were 5% lower than a year ago primarily due to lower diesel costs, reduced tire costs and reduced usage of contractors, offset by a one-time US$47 million (100% basis) labour settlement charge as a result of a new three year collective agreement signed in January. Capitalized stripping costs (100% basis) in the first quarter were US$88 million compared with US$55 million a year ago.

Quebrada Blanca

Copper production in the first quarter decreased by 28% compared with a year ago due to lower grades and ore availability constraints following the ground movement that occurred in June 2015 adjacent to the SX-EW plant.

Operating costs in the first quarter were US$35 million, 35% lower than a year ago as a result of a significant workforce reduction, lower contractor usage and other cost reduction efforts. There were no capitalized stripping costs in the first quarter compared with US$2 million a year ago.

We continue to advance the updating of environmental permits for the existing facilities of the supergene operation. Indigenous Peoples’ consultation by the relevant regulatory agencies is still in progress, which are required as part of the permit approval process.

Carmen de Andacollo

Copper production in the first quarter increased by 4% compared with a year ago primarily as a result of improved copper recovery and a 5% increase in mill throughput, partially offset by lower ore grades.

Production costs in the first quarter were US$56 million compared with US$64 million a year ago, reflecting our cost reduction program initiatives. Unit costs were lower than a year ago, reflecting our cost reduction program and higher volumes. Capitalized stripping costs in the first quarter of both periods were minimal.

12    Teck Resources Limited 2016 First Quarter News Release

Cost of Sales

Unit cash costs of product sold in the first quarter of 2016 as reported in U.S. dollars, before cash margins for by-products, decreased significantly primarily due to continued cost reduction efforts and the favourable effects of a stronger U.S. dollar. Unit costs are anticipated to increase for the balance of the year as production at Highland Valley Copper is expected to decline in the second half of 2016.

Cash margin for by-products was significantly lower compared to the same period a year ago. This was partly due to the removal of silver and gold credits at Antamina and at Carmen de Andacollo as a result of the streaming agreements that were completed in the second half of 2015, which reduced by-product credits by approximately US$0.10 per pound in the first quarter of 2016. In addition, lower molybdenum sales and reduced zinc sales from Antamina further decreased by-product credits by US$0.07 per pound in the first quarter of 2016 in comparison to the same period in the prior year.

	Three months ended March 31,
(amounts reported in US$ per pound)	2016	2015

Adjusted cash cost of sales (1)	$1.15	$1.58
Smelter processing charges	0.23	0.22
Total cash unit costs before by-product margins (1)	$1.38	$1.80
Cash margin for by-products (1) (2)	(0.09)	(0.27)
Total cash unit costs after by-product margins (1)	$1.29	$1.53

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the first quarter of 2016, activities continued to focus on capital optimization and permitting for the Quebrada Blanca Phase 2 project. We expect to complete a new cost estimate later in the year as engineering on recent design changes progresses, incorporating the new tailings facility location. Additional baseline work is required as a result of these changes and we now anticipate submitting the Social and Environmental Impact Assessment (SEIA) for the project to the authorities in mid to late 2016.

Project Corridor

Activities continued to progress on strategic evaluations and initial trade-off studies in the quarter, with environmental baseline studies expected to commence shortly. In combination with community consultation, a pre-feasibility study is expected to commence in the second half of 2016.

13    Teck Resources Limited 2016 First Quarter News Release

Other Copper Projects

The pre-feasibility study continued to progress at our 50% owned Zafranal copper-gold project located in southern Peru and is expected to be complete in the second quarter of 2016. Due to current market conditions, we continue to minimize expenditures on all other copper projects.

14    Teck Resources Limited 2016 First Quarter News Release

ZINC BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Zinc price (realized – US$/lb)	$0.75	$0.97
Production (000’s tonnes)
Refined zinc	79	75
Zinc in concentrate (1)	165	152
Sales (000’s tonnes)
Refined zinc	78	73
Zinc in concentrate (1)	120	140
Gross profit before depreciation and amortization	$125	$179
Gross profit	$90	$143
Property, plant and equipment expenditures	$36	$16

Note:
1)	Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter of 2015. Excludes co-product zinc production and sales from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit declined by $54 million in the first quarter compared with a year ago (see table below). Lower sales volumes from Red Dog due to timing of shipments and a substantially lower realized zinc price were partly offset by the favourable effect of a stronger U.S. dollar.

Refined zinc production from our Trail Operations in the first quarter increased by 5% compared to last year due to improved operating efficiencies in the electrolytic plant and to a drawdown of in-process zinc inventories. At Red Dog, zinc production was 8% higher than a year ago primarily due to higher zinc grade and increased mill throughput.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2015	$179
Increase (decrease):
Zinc price realized (US$ price)	(71)
Sales volume	(24)
Co-product and by-product contribution	(8)
Unit operating costs	7
Royalties	25
Foreign exchange	21
Other	(4)
Net decrease	(54)
As reported in current quarter	$125

15    Teck Resources Limited 2016 First Quarter News Release

Property, plant and equipment expenditures include $34 million for sustaining capital, which included $27 million at Trail and $7 million at Red Dog.

Markets

LME zinc prices averaged US$0.76 per pound in the first quarter of 2016, a decrease of 19% from the same period a year ago. Zinc prices fell at the beginning of the quarter to a low of US$0.65 per pound, the lowest level since 2009, however, by the end of the quarter the prices had rebounded to US$0.81 per pound which reflected the improved fundamentals.

Reported zinc exchange stocks rose 54,200 tonnes during the quarter to 719,000 tonnes. Total global reported exchange stocks are now estimated at 19 days of global consumption, down from the 25 year average of 23 days. Stocks on the London Metal Exchange are down 275,000 tonnes since the start of 2015, with Shanghai Futures Exchange Stocks up 185,000 tonnes over the same period.

Demand for refined zinc in our key North American markets improved this quarter with our customers starting to see better markets after trade action has reduced the high galvanized sheet imports. While excess zinc metal stocks still need to be worked off, metal premiums remained stable.

Stocks of both zinc metal and concentrates have continued to decline since peaking in late 2012. Zinc metal supply is expected to become constrained this year with mine closures now impacting spot concentrate treatment charges. Tightness in the concentrate market should limit refined production, putting pressure on the market to remove additional stocks of metal from the LME warehouse.

Operations

Red Dog

Mill throughput in the first quarter was 2% higher than a year ago primarily due to the processing of slightly softer ore. Combined zinc and lead production was a record in the first quarter and higher than the comparable quarter last year primarily due to higher zinc and lead grades. Development of the Qanaiyaq pit was initiated during the first quarter and first ore is expected in late 2016 or early 2017, which will help offset future grade declines in the current Aqqaluk pit.

Zinc sales volumes were 22,500 tonnes lower than the first quarter of 2015 due to higher sales in 2015 that reduced the availability of offsite concentrates for sale in 2016.

Cost of sales in the quarter decreased in proportion to the reduced sales volume and due to lower diesel costs. Capitalized stripping costs were US$11 million in the first quarter, compared with US$13 million a year ago.

Trail

Trail achieved first quarter production records of 78,600 tonnes of refined zinc and 26,500 tonnes of refined lead.

16    Teck Resources Limited 2016 First Quarter News Release

Refined zinc production was 5% higher in the first quarter compared with a year ago due to improved efficiency in the zinc cell house and a drawdown of in-process inventory. Refined lead production was 22% higher than a year ago due to improved operating reliability and higher lead inputs in the feed mix.

Operating costs in the first quarter of $92 million were similar to a year ago. Labour costs were slightly higher as wage increases under the collective agreement were only partially offset by reduced head count. Operating and repair expenses were slightly lower due to operating efficiencies partly offset by the effect of a stronger U.S. dollar on some inputs.

Sustaining capital expenditures in the quarter included $5 million for upgrades to the smelter feed building, $11 million for the water treatment plant and $11 million for various other small projects.

Pend Oreille

Mill throughput was 1,946 tonnes per day in the first quarter, or about 97% of design capacity of 2,000 tonnes per day. Pillar recovery mining increased significantly compared to 2015 providing a more stable source of ore.

Zinc production in the first quarter was 8,300 tonnes and lead production was 1,200 tonnes.

17    Teck Resources Limited 2016 First Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project
Construction of the Fort Hills oil sands project is progressing substantially on budget and in accordance with the project schedule. The effect of a weakening Canadian dollar is increasing costs for the portion of plant and equipment purchased from foreign jurisdictions. In the first quarter, our capital expenditures were $213 million compared with a cash spending estimate of $239 million. Our share of Fort Hills cash expenditures in 2016 is estimated at $960 million.

Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is nearing completion, construction is progressing well and has surpassed 55% complete. Equipment and material deliveries are continuing and off-site modular fabrication, site civil works and process facility construction are well underway. Site construction workforce is ramping up to peak in mid-2016 through to early 2017. First oil is still expected as early as the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.

We are continuing to review options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty, Alberta or rail to access U.S. Gulf Coast refineries and tidewater ports.

Frontier Energy Project
The Frontier project regulatory application review continues with the provincial and federal regulators. We responded to a fifth round of information requests from the regulators in April 2016. The regulatory review process is expected to continue through 2016, making 2017 the earliest a decision report is expected. Our expenditures on Frontier are limited to supporting this process. We are evaluating the project schedule and development options as part of our ongoing capital review and prioritization process in response to market conditions.

Wintering Hills Wind Power Facility
During the first quarter, our share of the power generation from Wintering Hills was 37 GWhs, resulting in 24,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2016 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

18    Teck Resources Limited 2016 First Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $10 million in the first quarter compared with other expense of $67 million a year ago as set out in Note 2 to the financial statements. The most significant of these items were positive pricing adjustments of $27 million in the first quarter and $35 million of commodity derivative gains. The commodity derivative gains result from our short-term zinc positions and from derivatives embedded in our gold and silver streaming agreements. This compares with $44 million of negative pricing adjustments and $15 million of commodity derivative losses last year.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2015 and March 31, 2016.

	Outstanding at		Outstanding at
	March 31, 2016		December 31, 2015
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	230	2.19	257	2.13
Zinc	109	0.81	162	0.73

Finance expense was $96 million in the first quarter, $17 million higher than a year ago. Debt interest expense increased primarily due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated. In addition, fees for letters of credit issued as security for our decommissioning and restoration obligations and for certain contracted obligations described below in the financial position and liquidity section increased by $10 million.

Other non-operating income of $90 million included foreign exchange gains of $88 million on that portion of our net debt which is not offset by investments in U.S. dollar denominated foreign subsidiaries.

Our income and resource taxes expense for the first quarter was $26 million, or 22% of pre-tax earnings as compared to our statutory tax rate of 26%. Our effective tax rate would typically be higher due to the combined effect of resource taxes and higher tax rates in foreign jurisdictions, which tends to be magnified in periods when our operating earnings are lower relative to our head office administrative and finance charges incurred in Canada. However, the effective tax rate this quarter was lower due to the impact of large foreign exchange gains, which are taxed at lower rates. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

19    Teck Resources Limited 2016 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,	December 31,
	2016	2015

Term notes	$6,840	$6,839
Other	131	122
Total debt (US$ in millions)	$6,971	$6,961

Canadian $ equivalent (1)	9,053	9,634
Less cash balances	(1,485)	(1,887)
Net debt	$7,568	$7,747

Debt to debt-plus-equity ratio (2) (3)	35%	37%
Net-debt to net-debt-plus-equity ratio (2)	31%	32%
Average interest rate	4.8%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

Since the beginning of 2016, S&P, Moody’s, and Fitch revised our credit ratings to B+, B3 and B+, respectively, in each case with a negative outlook or trend. DBRS currently rates us BB (high) with a negative outlook.

There have been no changes to our two primary revolving committed credit facilities during the first quarter. We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. All of our bank credit facilities are unsecured and any borrowings rank pari passu with our outstanding public notes. None of our notes or credit facilities are guaranteed by any of our subsidiaries and the only financial covenant is the requirement for our debt to debt plus equity ratio to not exceed 50%, which was 35% at March 31st.

There have been no drawings on our US$3 billion facility, which matures in July 2020 and US$785 million of letters of credit have been issued on our US$1.2 billion facility, which matures in June 2017. Of the US$785 million, an aggregate of US$672 million of letters of credit have been issued pursuant to long-term power purchase agreements for the Quebrada Blanca Phase 2 project and the remainder relates to certain pipeline and storage agreements for our Fort Hills project.

In addition to our two primary revolving committed credit facilities, we also maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, primarily to support our future reclamation obligations. At

20    Teck Resources Limited 2016 First Quarter News Release

March 31, 2016 these facilities totaled $1.65 billion and outstanding letters of credit issued thereunder were $1.45 billion.

At March 31, 2016, our consolidated net tangible assets for the purposes of our credit facilities and public notes totaled approximately $32 billion, 10% of which is approximately $3.2 billion.

Operating Cash Flow

Cash flow from operations was $373 million in the first quarter compared with $374 million a year ago. Changes in working capital items were not significant in the first quarter compared with a $138 million use of cash last year. In the first quarter of 2015, there was an increase in inventory levels due to timing of sales and a reduction in accounts payables.

Investing Activities

Expenditures on property, plant and equipment were $298 million in the first quarter, including $213 million for the Fort Hills oil sands project, $57 million on sustaining capital and $8 million on major enhancement projects. The largest components of sustaining expenditures were $27 million at our Trail Operations and $8 million at Antamina (22.5%).

Capitalized production stripping costs were $159 million in the first quarter compared with $166 million a year ago. The majority of this item represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2016:

(CAD$ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$8	$3	$-	$11	$95	$106
Copper	13	3	16	32	49	81
Zinc	34	2	-	36	15	51
Energy	2	-	217	219	-	219
	$57	$8	$233	$298	$159	$457

Financing Activities

Financing activities in the first quarter consisted of capital lease repayments of $6 million (2015 - $15 million) and debt interest and finance charges paid of $209 million (2015 - $179 million).

21    Teck Resources Limited 2016 First Quarter News Release

OUTLOOK

We continue to experience challenging markets for our products. Prices for most of our products have declined and lower prices may persist for some time. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. We are also significantly affected by foreign exchange rates. In the last twelve months, the U.S. dollar quarterly average has strengthened by approximately 10% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations and translation of profits from our foreign operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

In October 2013, we approved an estimated $2.9 billion (our share) of expenditures to complete the development of the Fort Hills oil sands project, of which approximately $1.0 billion remains to be spent as at April 25, 2016. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. We designate a significant portion of our U.S. dollar denominated debt as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income. The remaining portion of foreign exchange gains or losses on our U.S. dollar denominated debt, less U.S. dollar working capital balances, is charged to profit. During the first quarter, we recorded foreign exchange gains of approximately $88 million in profit on our U.S. dollar debt and working capital balances not designated as a hedge of our foreign operations.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

22    Teck Resources Limited 2016 First Quarter News Release

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$1,698	$2,135	$2,101	$1,999	$2,024	$2,256	$2,250	$2,009	$2,084

Gross profit	155	281	339	311	348	416	414	298	407

EBITDA (1)	517	(269)	(2,506)	596	546	582	651	558	557

Profit (loss) attributable to shareholders	94	(459)	(2,146)	63	68	129	84	80	69

Earnings(loss) per share	$0.16	$(0.80)	$(3.73)	$0.11	$0.12	$0.23	$0.14	$0.14	$0.12

Cash flow from operations	373	693	560	335	374	743	554	436	545

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at April 25, 2016 there were 566.9 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were approximately 24 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 22 of our 2015 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

SIGNIFICANT ACCOUNTING ESTIMATES

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, fair value of embedded derivatives associated with streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and

23    Teck Resources Limited 2016 First Quarter News Release

restoration provisions and the accounting for income taxes. These critical accounting estimates are consistent with those outlined in more detail in our 2015 annual consolidated financial statements and Management’s Discussion and Analysis.

24    Teck Resources Limited 2016 First Quarter News Release

REVENUES AND GROSS PROFIT

Our revenues and gross profit by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2016	2015

REVENUES
Steelmaking coal	$665	$865

Copper
Highland Valley Copper	202	154
Antamina	117	149
Quebrada Blanca	58	90
Carmen de Andacollo	94	115
Duck Pond	-	10
Other	8	5
	479	523

Zinc
Trail	467	478
Red Dog	151	234
Pend Oreille	15	-
Other	2	2
Inter-segment sales	(81)	(79)
	554	635
Energy	-	1
TOTAL REVENUES	$1,698	$2,024

GROSS PROFIT (LOSS)
Steelmaking coal	$7	$109

Copper
Highland Valley Copper	38	25
Antamina	44	73
Quebrada Blanca	(22)	(9)
Carmen de Andacollo	(8)	8
Duck Pond	-	(5)
Other	7	5
	59	97

Zinc
Trail	34	35
Red Dog	64	108
Pend Oreille	(7)	-
Other	(1)	-
	90	143
Energy	(1)	(1)
TOTAL GROSS PROFIT	$155	$348

25    Teck Resources Limited 2016 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2016	2015

OPERATING COSTS
Steelmaking coal	$284	$325

Copper
Highland Valley Copper	113	95
Antamina	42	44
Quebrada Blanca	47	63
Carmen de Andacollo	78	78
Duck Pond	-	11
Other	1	-
	281	291

Zinc
Trail	92	91
Red Dog	39	47
Pend Oreille	19	-
Other	3	2
	$153	$140
Energy	-	-
Total operating costs	$718	$756

TRANSPORTATION COSTS
Steelmaking coal	$220	$242

Copper
Highland Valley Copper	8	7
Antamina	4	4
Quebrada Blanca	1	2
Carmen de Andacollo	5	6
Duck Pond	-	1
	18	20

Zinc
Trail	35	36
Red Dog	22	27
	57	63
Total transportation costs	$295	$325

CONCENTRATE PURCHASES

Trail	$287	$296
Inter-segment purchases	(81)	(79)
Total concentrate purchases	$206	$217

26    Teck Resources Limited 2016 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2016	2015

ROYALTY COSTS
Steelmaking coal	$2	$3

Copper
Antamina	-	2

Zinc
Red Dog	13	36
Total royalty costs	$15	$41

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$152	$186

Copper
Highland Valley Copper	43	27
Antamina	27	26
Quebrada Blanca	32	34
Carmen de Andacollo	19	23
Duck Pond	-	3
	121	113

Zinc
Trail	19	20
Red Dog	13	16
Pend Oreille	3	-
	35	36
Energy	1	2
Total depreciation and amortization	$309	$337
TOTAL COST OF SALES	$1,543	$1,676

27    Teck Resources Limited 2016 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2016	2015

Steelmaking coal	$95	$101

Copper
Highland Valley Copper	21	29
Antamina	27	16
Quebrada Blanca	-	3
Carmen de Andacollo	1	1
	49	49

Zinc
Red Dog	15	16
Total	$159	$166

28    Teck Resources Limited 2016 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
Steelmaking coal	2016	2015

Waste production (million BCM’s)	69.1	66.9
Production (million tonnes)	6.6	6.8
Strip ratio (waste BCM’s/production)	9.97:1	9.48:1
Sales (million tonnes)	6.5	6.8

Highland Valley Copper

Tonnes mined (000's)	27,275	25,992
Tonnes milled (000's)	11,452	11,143
Copper
Grade (%)	0.31	0.31
Recovery (%)	86.0	87.5
Production (000's tonnes)	30.8	29.9
Sales (000's tonnes)	33.9	21.5
Molybdenum
Production (million pounds)	0.9	0.9
Sales (million pounds)	0.9	1.3

Antamina

Tonnes mined (000's)	55,183	49,787
Tonnes milled (000's)
Copper-only ore	9,080	8,926
Copper-zinc ore	3,334	3,954
	12,414	12,880
Copper (1)
Grade (%)	1.02	0.79
Recovery (%)	88.7	81.2
Production (000's tonnes)	108.9	82.2
Sales (000's tonnes)	90.1	81.1
Zinc (1)
Grade (%)	1.54	1.74
Recovery (%)	83.2	81.5
Production (000's tonnes)	41.8	48.0
Sales (000's tonnes)	42.4	55.1
Molybdenum
Production (million pounds)	1.5	1.0
Sales (million pounds)	1.2	1.1

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

29    Teck Resources Limited 2016 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Quebrada Blanca	2016	2015

Tonnes mined (000's)	3,454	6,330
Tonnes placed (000's)
Heap leach ore	1,281	1,538
Dump leach ore	309	465
	1,590	2,003
Grade (SCu%) (1)
Heap leach ore	0.52	0.72
Dump leach ore	0.17	0.28

Copper production (000's tonnes)
Heap leach ore	5.5	6.9
Dump leach ore	3.3	5.3
	8.8	12.2

Copper sales (000's tonnes)	9.0	12.2

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,464	7,490
Tonnes milled (000’s)	4,304	4,110
Copper
Grade (%)	0.44	0.45
Recovery (%)	89.7	87.6
Production (000’s tonnes)	16.9	16.1
Sales (000’s tonnes)	17.0	16.2

Gold (1) (000’s ounces)
Production	13.6	10.3
Sales	12.2	9.3

Copper cathode (000’s tonnes)
Production	0.9	1.0
Sales	0.7	1.0

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc. up to June 2015. From July 2015 and onwards, 100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

30    Teck Resources Limited 2016 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
Trail	2016	2015

Concentrate treated (000’s tonnes)
Zinc	138	144
Lead	47	36
Metal production
Zinc (000's tonnes)	78.6	75.2
Lead (000's tonnes)	26.5	21.8
Silver (million ounces)	6.0	5.7
Gold (000's ounces)	13.4	15.0

Metal sales
Zinc (000's tonnes)	77.5	73.2
Lead (000's tonnes)	23.6	21.1
Silver (million ounces)	5.9	5.6
Gold (000's ounces)	15.2	16.6

Red Dog

Tonnes mined (000's)	3,625	3,042
Tonnes milled (000's)	1,082	1,063
Zinc
Grade (%)	17.4	16.5
Recovery (%)	83.3	83.4
Production (000's tonnes)	157.1	145.9
Sales (000's tonnes)	111.2	133.7
Lead
Grade (%)	5.2	4.6
Recovery (%)	57.8	62.2
Production (000's tonnes)	32.3	30.7
Sales (000's tonnes)	-	-

Pend Oreille (1)

Tonnes mined (000's)	191	113
Tonnes milled (000's)	177	123
Zinc
Grade (%)	5.5	5.7
Recovery (%)	86.2	86.2
Production (000's tonnes)	8.3	6.0
Sales (000's tonnes)	8.5	6.0
Lead
Grade (%)	1.1	1.7
Recovery (%)	61.7	74.0
Production (000's tonnes)	1.2	1.5
Sales (000's tonnes)	1.3	1.5

Note:
(1)	Includes pre-commercial production and sales in the first quarter of 2015.

31    Teck Resources Limited 2016 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenues, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenues for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange (LME) prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenues excludes the revenues from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges and inventory write-down charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, inventory write-down charges, or one-time collective bargaining labour settlement charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenues. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-

32    Teck Resources Limited 2016 First Quarter News Release

product and by-product margins, are also a common industry measure. By deducting the co and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenues items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Profit attributable to shareholders	$94	$68
Finance expense net of finance income	88	78
Provision for income taxes	26	63
Depreciation and amortization	309	337
EBITDA	$517	$546

33    Teck Resources Limited 2016 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Gross profit	$155	$348
Depreciation and amortization	309	337
Gross profit before depreciation and amortization	$464	$685

Reported as:
Steelmaking coal	$159	$295

Copper
Highland Valley Copper	81	52
Antamina	71	99
Quebrada Blanca	10	25
Carmen de Andacollo	11	31
Duck Pond	-	(2)
Other	7	5
	180	210

Zinc
Trail	53	55
Red Dog	77	124
Pend Oreille	(4)	-
Other	(1)	-
	125	179

Energy	-	1
Gross profit before depreciation and amortization	$464	$685

34    Teck Resources Limited 2016 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2016	2015

Cost of sales as reported	$658	$756
Less:
Transportation	(220)	(242)
Depreciation and amortization	(152)	(186)
Inventory write-downs	(5)	-
Adjusted cash cost of sales	$281	$328
Tonnes sold (millions)	6.5	6.8

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$43	$49
Transportation	34	36
Inventory write-downs	1	-
Cash unit costs - CAD$/tonne	$78	$85
US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.37	$1.24
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$31	$39
Transportation	25	29
Inventory write-downs	1	-
Cash unit costs - US$/tonne	$57	$68

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

35    Teck Resources Limited 2016 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2016	2015

Revenues as reported	$479	$523
By-product revenues (A) (1)	(32)	(62)
Smelter processing charges	55	42
Adjusted revenues	$502	$503

Cost of sales as reported	$420	$426
Less:
Depreciation and amortization	(121)	(113)
Inventory write-downs	-	(5)
Labour settlement charge	(15)	-
By-product cost of sales (B) (1)	(10)	(11)
Adjusted cash cost of sales	$274	$297
Payable pounds sold (millions) (C)	173.0	151.9

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.58	$1.95
Smelter processing charges	0.32	0.28
Total cash unit costs - CAD$/pound (D)	$1.90	$2.23

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.13)	$(0.34)
Net cash unit cost CAD$/pound (2)	$1.77	$1.89

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.37	$1.24

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.15	$1.58
Smelter processing charges	0.23	0.22
Total cash unit costs - US$/pound (1)	$1.38	$1.80

Cash margin for by-products – US$/pound	$(0.09)	$(0.27)
Net cash unit costs – US$/pound	$1.29	$1.53

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.

36    Teck Resources Limited 2016 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), our target to complete 2016 with at least $500 million in cash, plans and expectations for our development projects, the impact of currency exchange rates, the expected timing of production at the Fort Hills oil sands project and our remaining capital commitment, our expectation that the SEIA for Quebrada Blanca Phase 2 initiatives will be filed in mid to late 2016, timing for the commencement of the Project Corridor feasibility study, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Statements regarding Fort Hills are based, in part, on the assumption that the project proceeds in accordance with the 2013 project approval. Statements regarding the timing of the SEIA filing for Quebrada Blanca 2 include assumptions as to the progress of the permitting process of the existing facilities and the completion of baseline studies. Our forecast of at least $500 million in cash at the end of 2016 is based on current prices and exchange rates and assumes no unusual transactions or events occur and that we meet our full year guidance for production, costs and capital expenditures. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment,

37    Teck Resources Limited 2016 First Quarter News Release

government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2016 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 26, 2016. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

38    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2016
(Unaudited)

Teck

39    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2016	2015

Revenues	$1,698	$2,024

Cost of sales	(1,543)	(1,676)
Gross profit	155	348

Other operating expenses
General and administration	(25)	(25)
Exploration	(11)	(13)
Research and development	(11)	(7)
Other operating income (expense) (Note 2)	10	(67)
Profit from operations	118	236

Finance income	8	1
Finance expense (Note 3)	(96)	(79)
Non-operating income (expense) (Note 4)	90	(22)
Share of income (losses) of associates and joint ventures	1	(1)
Profit before taxes	121	135

Provision for income taxes	(26)	(63)
Profit for the period	$95	$72

Profit attributable to:
Shareholders of the company	$94	$68
Non-controlling interests	1	4
Profit for the period	$95	$72

Earnings per share
Basic	$0.16	$0.12
Diluted	$0.16	$0.12

Weighted average shares outstanding (millions)	576.3	576.2

Shares outstanding at end of period (millions)	576.3	576.2

40    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Profit for the period	$95	$72

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(57) and $91)	(61)	109
Change in fair value of available-for-sale financial instruments (net of taxes of $(2) and $(1))	14	4
	(47)	113
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $26 and $5)	(55)	(10)
Total other comprehensive income (loss) for the period	(102)	103
Total comprehensive income (loss) for the period	$(7)	$175

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(99)	$95
Non-controlling interests	(3)	8
	$(102)	$103

Total comprehensive income (loss) attributable to:
Shareholders of the company	$(5)	$163
Non-controlling interests	(2)	12
	$(7)	$175

41    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Operating activities
Profit for the period	$95	$72
Depreciation and amortization	309	337
Provision for income taxes	26	63
Gain on sale of investments and assets	(16)	(35)
Foreign exchange (gains) losses	(88)	21
Finance expense	96	79
Income taxes paid	(44)	(60)
Other	24	35
Net change in non-cash working capital items	(29)	(138)
	373	374
Investing activities
Purchase of property, plant and equipment	(298)	(371)
Capitalized production stripping costs	(159)	(166)
Expenditures on financial investments and other assets	(22)	(43)
Proceeds from the sale of investments and other assets	17	42
	(462)	(538)
Financing activities
Repayment of debt	(6)	(15)
Debt interest and finance charges paid	(209)	(179)
Dividends paid	-	(259)
Distributions to non-controlling interests	(1)	(2)
	(216)	(455)

Effect of exchange rate changes on cash and cash equivalents	(97)	157
Decrease in cash and cash equivalents	(402)	(462)
Cash and cash equivalents at beginning of period	1,887	2,029
Cash and cash equivalents at end of period	$1,485	$1,567

42    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(CAD$ in millions)	2016	2015

ASSETS

Current assets
Cash and cash equivalents	$1,485	$1,887
Current income tax receivable	193	183
Trade accounts receivable	962	1,115
Inventories	1,483	1,620
	4,123	4,805

Financial and other assets	908	936
Investments in associates and joint ventures	896	939
Property, plant and equipment	26,680	26,791
Deferred income tax assets	107	90
Goodwill	1,101	1,127
	$33,815	$34,688

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,368	$1,673
Current income taxes payable	23	25
Debt	413	28
	1,804	1,726

Debt	8,640	9,606
Deferred income tax liabilities	4,787	4,828
Deferred consideration	727	785
Retirement benefit liabilities	624	591
Other liabilities and provisions	605	515
	$17,187	$18,051
Equity
Attributable to shareholders of the company	16,407	16,407
Attributable to non-controlling interests	221	230
	16,628	16,637
	$33,815	$34,688

43    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Class A common shares	$7	$7

Class B subordinate voting shares	6,627	6,502

Retained earnings
Beginning of period	9,174	11,723
Profit for the period attributable to shareholders of the company	94	68
Remeasurements of retirement benefit plans	(55)	(10)
End of period	9,213	11,781

Contributed surplus
Beginning of period	173	149
Share option compensation expense	5	5
End of period	178	154

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	426	225
Other comprehensive income (loss)	(99)	95
Less remeasurements of retirement benefit plans recorded in retained earnings	55	10
End of period	382	330

Non-controlling interests
Beginning of period	230	230
Profit for the period attributable to non-controlling interests	1	4
Other comprehensive income (loss) attributable to non-controlling interests	(3)	8
Other	(6)	12
Dividends or distributions	(1)	(2)
End of period	221	252
Total equity	$16,628	$19,026

44    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors authorized these financial statements for issue on April 25, 2016.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Settlement pricing adjustments	$27	$(44)
Share-based compensation (Note 6(a))	(27)	(14)
Environmental and care and maintenance costs	(17)	(12)
Social responsibility and donations	(16)	(3)
Gain on sale of assets	14	35
Commodity derivatives	35	(15)
Other	(6)	(14)
	$10	$(67)

3.	FINANCE EXPENSE
	Three months ended March 31,
(CAD$ in millions)	2016	2015

Debt interest	$113	$105
Letters of credit and standby fees	14	4
Financing fees and discount amortization	2	2
Net interest expense on retirement benefit plans	3	4
Accretion on decommissioning and restoration provisions	12	15
Other	5	1

	149	131
Less capitalized borrowing costs	(53)	(52)
	$96	$79

45    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2016	2015

Foreign exchange gains (losses)	$88	$(21)
Gain on sale of investments	2	-
Other	-	(1)
	$90	$(22)

5.	DEBT

(CAD$ in millions)	March 31, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

3.15% notes due January 2017 (US$300 million)	$389	$380	$415	$380
3.85% notes due August 2017 (US$300 million)	388	368	413	354
2.5% notes due February 2018 (US$500 million)	647	573	689	534
3.0% notes due March 2019 (US$500 million)	646	526	689	431
4.5% notes due January 2021 (US$500 million)	646	459	688	364
4.75% notes due January 2022 (US$700 million)	904	643	964	474
3.75% notes due February 2023 (US$750 million)	963	645	1,026	496
6.125% notes due October 2035 (US$700 million)	893	526	952	440
6.0% notes due August 2040 (US$650 million)	840	472	895	386
6.25% notes due July 2041 (US$1,000 million)	1,284	755	1,368	623
5.2% notes due March 2042 (US$500 million)	640	354	682	300
5.4% notes due February 2043 (US$500 million)	642	352	684	340
Antamina term loan due April 2020	29	29	31	31
Other	142	142	138	138
	9,053	6,224	9,634	5,291

Less current portion of long-term debt	(413)	(404)	(28)	(28)
	$8,640	$5,820	$9,606	$5,263

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 10).

46    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT, continued

a)	Revolving Facilities
At March 31 2016, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion. The facility for US$3.0 billion is available until July 2020 and has a letter of credit sub-limit of US$1.0 billion. The facility for US$1.2 billion is available until June 2017 and can be drawn fully for cash or letters of credit. Any amounts drawn under these facilities can be repaid at any time and are due in full at maturity. Any outstanding amounts under the facilities bear interest at LIBOR plus an applicable margin based on our credit ratings, which is 225 basis points when our credit ratings are below investment grade. These facilities require that our total debt-to-capitalization ratio not exceed 0.5 to 1.0. As at March 31 2016, we were in compliance with all debt covenants and default provisions.

As a result of the loss of our investment grade ratings, we were required to deliver an aggregate of US$785 million of letters of credit, of which US$672 relates to financial security requirements under power purchase contracts at Quebrada Blanca and the remainder relates to transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. These letters of credit were all issued under the US$1.2 billion committed revolving credit facility and will be terminated if and when we regain investment grade ratings or reduced if and when certain project milestones are reached. At March 31 2016, the facility for US$3.0 billion was undrawn.

We also maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31 2016, these facilities totalled $1.65 billion and outstanding letters of credit issued thereunder were $1.45 billion. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a market rate of interest and are refundable on demand. At March 31 2016, we had $542 million (2015 – $732 million) of such deposits.

6.	EQUITY
a)	Share-Based Compensation
During the first quarter of 2016, we granted 8,823,420 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $5.34, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $1.75 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 0.72%, a dividend yield of 1.87% and an expected volatility of 46%.

During the first quarter of 2016, we issued 4,670,329 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at March 31, 2016 was 8,326,041.

47    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued
Share-based compensation expense of $27 million (2015 – $14 million) was recorded for the three months ended March 31, 2016 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss) are:

	March 31,	March 31,
(CAD$ in millions)	2016	2015

Currency translation differences	$376	$344
Unrealized gain on available-for-sale financial assets (net of tax of $(4) and $(1))	25	8
Unrealized loss on cash flow hedges (net of tax of $nil and $1)	-	(4)
Share of other comprehensive income of associates and joint ventures	3	-
	$404	$348

Accumulated other comprehensive income attributable to:
Shareholders of the company	$382	$330
Non-controlling interests	22	18
	$404	$348

48    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION
Based on the primary products we produce and our development projects, we have five reportable segments – steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended March 31, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$665	$479	$635	$-	$-	$1,779
Less: Inter-segment revenues	-	-	(81)	-	-	(81)
Revenues	665	479	554	-	-	1,698
Cost of sales	(658)	(420)	(464)	(1)	-	(1,543)
Gross profit (loss)	7	59	90	(1)	-	155
Other operating income (expenses)	(29)	31	(7)	(1)	(31)	(37)
Profit (loss) from operations	(22)	90	83	(2)	(31)	118

Net finance expense	(5)	(3)	(7)	-	(73)	(88)
Non-operating income (expenses)	(4)	(1)	(7)	-	102	90
Share of income of associates and joint ventures	-	1	-	-	-	1
Profit (loss) before tax	(31)	87	69	(2)	(2)	121
Capital expenditures	106	81	51	219	-	457
Goodwill	701	400	-	-	-	1,101
Total assets	14,437	9,402	3,267	3,562	3,147	33,815
Net assets	$10,037	$6,047	$2,458	$3,124	$(5,038)	$16,628

49    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$865	$523	$714	$1	$-	$2,103
Less: Inter-segment revenues	-	-	(79)	-	-	(79)
Revenues	865	523	635	1	-	2,024
Cost of sales	(756)	(426)	(492)	(2)	-	(1,676)
Gross profit (loss)	109	97	143	(1)	-	348
Other operating income (expenses)	(12)	(39)	(20)	(1)	(40)	(112)
Profit (loss) from operations	97	58	123	(2)	(40)	236

Net finance expense	(7)	(2)	(9)	-	(60)	(78)
Non-operating income (expenses)	20	(2)	23	-	(63)	(22)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit (loss) before tax	110	54	137	(2)	(164)	135
Capital expenditures	126	125	32	253	1	537
Goodwill	1,203	553	-	-	-	1,756
Total assets	17,202	10,763	3,422	3,547	2,632	37,566
Net assets	$11,605	$7,950	$2,419	$2,928	$(5,876)	$19,026

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2016, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA reached an agreement regarding the remediation to be undertaken in 2015, which has been completed, and additional sampling is planned for 2016.

50    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	CONTINGENCIES, continued

The Lake Roosevelt litigation involving Teck Metals Limited (TML) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in phases of the case. A hearing with respect to the claims of the Tribal plaintiffs in respect of approximately $9 million of past response costs was held in December, and a decision is pending.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion did not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs, who have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. TML has been granted leave to appeal these decisions in the Ninth Circuit on an interlocutory basis, and the appeal was heard in April 2016. No decision has yet been issued.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs has been deferred in light of the interlocutory appeal, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

9.	SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter resulting in the last two quarters of the year having higher profits and cash flows as finished inventories are sold.

51    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

52    Teck Resources Limited 2016 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS, continued
The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2016 and December 31, 2015 are summarized in the following table:

(CAD$ in millions)	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,138	$-	$-	$1,138	$1,640	$-	$-	$1,640
Marketable equity securities	207	-	-	207	198	-	-	198
Debt securities	-	-	12	12	-	-	12	12
Settlements receivable	-	776	-	776	-	684	-	684
Derivative instruments and embedded derivatives	-	29	-	29	-	9	-	9
	$1,345	$805	$12	$2,162	$1,838	$693	$12	$2,543

Financial liabilities
Derivative instruments and embedded derivatives	$-	$2	$-	$2	$-	$16	$-	$16
Settlements payable	-	38	-	38	-	25	-	25
	$-	$40	$-	$40	$-	$41	$-	$41

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2016.

As at December 31, 2015, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a level 3 measurement.

53    Teck Resources Limited 2016 First Quarter News Release